3/11

BD 3/3

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
WASH, D.C.
207

SECURITIE[S AND EXCHANGE COMMIS]SION

03001981

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Osprey Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Riverside Avenue
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matt Rebold — 203-226-7432 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name - if individual, state last, first, middle name)

143 Weston Road	Weston	CT	06883
(Address)	(City)	(State)	(Zip Code)

CHECK ONE.

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident m United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to The collection of information contained in this form are not required to respond unless the form displays. a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matt Rebold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Osprey Partners, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

MANAGING PARTNER

Title

Joanne C. Bartmess

Notary Public

JOANNE C. BARTMESS
NOTARY PUBLIC
MY COMMISSION EXPIRES 2/28/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claim of creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OSPREY PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Halpern & Associates, LLC

143 Weston Road • Weston, Connecticut 06883 • (203) 227-0313 • FAX (203) 226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Osprey Partners, LLC

We have audited the accompanying statement of financial condition of Osprey Partners, LLC, as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Osprey Partners, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 16, 2003

OSPREY PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	37,051
Fees receivable		52,833
Investments		20,100
Furniture and equipment, at cost, net of accumulated depreciation of $46,828		830
Other assets		8,250
TOTAL ASSETS	$	119,064

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	4,786
MEMBERS' EQUITY		114,278
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	119,064

The accompanying notes are an integral part of this statement.

OSPREY PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Osprey Partners, LLC (the Company) was organized in the State of Connecticut in December 1994 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission in December 1995. The Company was organized primarily to provide marketing services under written contracts with investment management organizations.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

Depreciation is provided for on accelerated methods over the useful lives of the assets.

For purposes of the statement of cash flow, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

Investments in non-marketable securities are carried at cost, less any valuation allowance deemed necessary by management.

3. REVENUE CONCENTRATION

The Company provides marketing services for four investment management organizations. One customer generated a significant portion of the Fee Income reported in the Statement of Operations in 2002.

The revenue concentration is summarized as follows:

Total Fee Income	$1,403,149
Concentrated Revenue	1,150,041
Percentage of Total Fee Income	82%

4. RELATED PARTY

For the year ended December 31, 2002, the Company paid Osprey Management, LLC, a company owned by the members of this Company, a fee of $1,265,385. As of December 31, 2002, there was no additional amount due from the Company to Osprey Management, LLC.

5. PENSION PLAN

The Company has a noncontributory money purchase pension plan for all eligible employees, in which it will contribute on behalf of its employees, an amount equal to 10% of their compensation. Plan assets consist of certificates of deposit and money market funds.

Additionally, the Company has a profit-sharing plan covering substantially all qualified employees. Contributions to the plan are determined annually by the members of Company. Contributions to the plan for the year ended December 31, 2002 were $40,000.

6. COMMITMENT

The Company rents office space in Connecticut under a lease agreement, which expires during 2003. Minimum future lease payments, exclusive of required payments for increases in real estate tax are $14,000 for the year ended December 31, 2003.

7. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement.

8. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no customer accounts.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $32,265, which exceeded the minimum requirement of $5,000 by $27,265. The Company's ratio of aggregate indebtedness to net capital ratio was .15 to 1.

PROCESSING
RECEIVED
SEC MAIL
FEB 2 8 2003
WASH., D.C.
207
SECTION

OSPREY PARTNERS, LLC

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

YEAR ENDED DECEMBER 31, 2002

Halpern & Associates, LLC

143 Weston Road • Weston, Connecticut 06883 • (203) 227-0313 • FAX (203) 226-6909 • Info@Halpernassoc.com

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of
Osprey Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Osprey Partners, LLC (the "Company"), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Osprey Partners, LLC to achieve all the divisions and duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Halpern & Associates, LLC

Weston, Connecticut
February 16, 2003